Filed Pursuant to Rule 433

Registration No. 333-182258-02

September 6, 2012

Pricing Term Sheet

Issuer:	Union Electric Company

Expected Ratings* (Moody’s/S&P/Fitch):	A3/BBB+/A

Issue:	3.90% Senior Secured Notes due 2042

Offering Size:	$485,000,000

Coupon:	3.90% per annum

Trade Date:	September 6, 2012

Settlement Date:	September 11, 2012

Maturity:	September 15, 2042

Treasury Benchmark:	3.00% due May 15, 2042

US Treasury Spot:	104-13+

US Treasury Yield:	2.78%

Spread to Treasury:	+115 basis points

Re-offer Yield:	3.93%

Price to Public (Issue Price):	99.474%

Gross Proceeds:	$482,448,900

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2013

Optional Redemption:	Prior to March 15, 2042, at any time at 100% of the principal amount plus accrued and unpaid interest plus a make-whole premium at a discount rate equal to the Treasury Yield plus 20 basis points, and on or after March 15, 2042, at any time at 100% of the principal amount plus accrued and unpaid interest.

Security:	The Senior Secured Notes will be secured by a series of the issuer’s first mortgage bonds

CUSIP:	906548CJ9

Minimum Denomination:	$2,000 x $1,000

Joint Bookrunners:	Barclays Capital Inc., BNP Paribas Securities Corp., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Mitsubishi UFJ Securities (USA), Inc.

Co-managers:	BNY Mellon Capital Markets, LLC, Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC, U.S. Bancorp Investments, Inc., Fifth Third Securities, Inc., KeyBanc Capital Markets Inc., PNC Capital Markets LLC and The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 and Mitsubishi UFJ Securities (USA), Inc. toll-free at 1-877-649-6848.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.